March 30, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-7010
Attention:     H. Christopher Owings, Assistant Director

Re:	Quicksilver Gas Services LP Amendment No. 1 to Registration Statement on Form S-1 Filed February 12, 2007 File No. 333-140599
Ladies and Gentlemen:
     We have received your letter dated March 14, 2007, pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Registration Statement on Form S-1 that we filed with the SEC on February 12, 2007 (File No. 333-140599) (the “Registration Statement”). In response to those comments, (a) we have filed today Amendment No. 1 to the Registration Statement, and (b) we are submitting this response letter to you.
     For your convenience, the comments contained in your letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
General
1.	We note a number of blank spaces throughout the Registration Statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: We acknowledge the Staff’s comment, and we undertake to fill in as much information as possible throughout the Registration Statement that we are not entitled to omit under Rule 430A in this amendment and in future amendments. When such information is available, we will provide it to the Staff for review in a timely manner prior to our distribution of preliminary prospectuses.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

2.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response: We advise the Staff that we are still preparing the gatefold information to be used in the prospectus. When such information is available, we will provide it to the Staff for review in a timely manner prior to our distribution of preliminary prospectuses.
Cover Page
3.	Please revise the second bullet point to state that you would not have had sufficient cash from operations to have made a distribution as of December 31, 2006. Also clarify that Quicksilver Resources Inc. is your parent company.

Response: We have revised the second bullet point on the cover page in response to your comment. We have also revised our disclosure to clarify that Quicksilver Resources Inc. is our ultimate parent company. Please see the cover page and pages 1 and 9.
Summary, page 1
4.	Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. In its current form, your disclosure appears lengthy and repeats much of the information fully discussed later in the document. Please substantially revise this section to provide only a brief overview of the offering and a brief summary of your business operations. See Instruction to Item 503(a) of Regulation S-K.

Response: We have revised and abbreviated the summary in response to your comment. We have struck a balance between avoiding complete duplication of information from other sections of the prospectus, while preserving in the summary an overview of the core information that we believe is especially important to the investment decisions of a prospective purchaser of our common units. We believe that we have provided a balanced summary of the more detailed discussion appearing elsewhere in the prospectus as required by Instruction 503(a) of Regulation S-K.
5.	Please provide us support for the qualitative and comparative statements contained in your prospectus. We note the following examples:
•	“We believe that the Forth Worth Basin is one of the fastest growing natural gas fields in the United States...,” page 3;

•	“Quicksilver is one of the most active operators and fastest growing producers in the Forth Worth Basin,” page 3; and

•	“The Fort Worth Basin is one of the largest, fasted growing natural gas producing areas in the United States,” page 4.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

These are only examples. To the extent the statement represents management’s belief, please tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. In this regard, we note that some of the statements appear to be based on data obtained from W. D. Von Gonten & Company. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please confirm that the data are publicly available. To the extent that any of these reports have been prepared specifically for you, file a consent from the third party. Please revise throughout your prospectus as necessary.

Response: The list attached hereto as Annex A references the documentary evidence substantiating various statements we made in the Registration Statement. Our disclosure includes several statements attributable to the Energy Information Administration and Baker Hughes Incorporated, all of which is publicly available and not prepared specifically for us. In addition, as mentioned in our revised disclosure we commissioned and obtained some industry information from W. D. Von Gonten & Company, and we have included their consent with this filing.

6.	We note your use of technical or industry-specific terms and phrases, including “formation,” “MMcf/d,” “Bcfe,” “MMcfe/d,” “net wells,” “throughput,” etc. Please revise to define all technical or industry-specific terms the first time they appear, here and throughout your filing.

Response: We have revised our disclosure to define or clarify several technical or industry-specific terms where appropriate. In addition, in order to keep the prospectus summary as concise as possible, we have added several definitions (e.g. “residue gas” and “net wells”) to the glossary beginning at page B-1 of the prospectus.
Principal Executive Offices and Internet Address, page 7
7.	We note your disclosure that your website will be located at www.kgslp.com. As your website does not appear to be completed, please briefly disclose when you expect your website to be fully functioning.

Response: Our website is currently under construction. We will continue to make the website not accessible to the public prior to effectiveness of the Registration Statement. We have revised the disclosure on page 6 accordingly.
The Offering, page 10
8.	Please expand your disclosure to include the offering price of the common units.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

Response: We have continued to omit the price range from the cover page in the Registration Statement due to concerns that news services will report this information publicly prior to the time we and the underwriters are ready for this type of information to be publicly disseminated, since the price range is subject to change prior to the commencement of the road show.
Pro forma and expected ability to pay the minimum quarterly distribution, page 11
9.	Clearly state that you would not have had sufficient pro forma cash generated during December 31, 2006 to make the minimum quarterly distribution to holders of your common units.

Response: We have revised the disclosure accordingly. Please see the cover page and page 9.
Summary Historical and Pro Forma Financial and Operating Data, page 13
10.	The table on page 15 showing the reconciliation of EBITDA to net cash provided by operating activities includes one line entitled “Other, including changes in non current assets and liabilities.” Please revise to identify the individual line items from the audited financial statements that comprise the one line item on your reconciliation between EBITDA and net cash provided by operating activities.

Response: We have revised the table to identify the individual line items from the audited financial statements. Please see page 13.

11.	Revise your disclosures to discuss the limitations of your non-GAAP measures. Such limitations would include the fact that the measures do not include cash payments for interest and capital expenditures, which are necessary to maintain your business.

Response: We have revised the disclosure accordingly. Please see pages 12 and 13.
Risk Factors, page 16
12.	Some of your risk factors indicate that if the risk materializes, it could have a material effect on your “[b]usiness, results of operations and financial condition” or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

Response: We have revised the following risk factors accordingly:
•	“We are dependent on a single natural gas producer...”

•	“Estimates of oil and gas reserves depend on many assumptions...”

•	“Because of the natural decline in production from existing wells...”

•	“Our construction of new assets may not result in revenue increases...”

•	“We depend on our Cowtown Plant and our Cowtown Pipeline for all of our revenues...”

•	“If third-party pipelines and other facilities interconnected to our natural gas and NGL pipelines and facilities become unavailable...”

•	“We do not own all of the land on which our pipelines and facilities are located...”

•	“Our business involves many hazards and operational risks...”

•	“The loss of key personnel...”
13.	Please remove mitigating language from your risk factors. For example, we note your mitigating disclosures, “Although we have a 10-year contract with Quicksilver...” and “Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders...” in the risk factors “We are dependent on a single natural gas producer, Quicksilver...,” page 16 and “Quicksilver, through its affiliates, will own a 75.0% limited partner interest...,” page 25. These are only examples. Please revise throughout this section accordingly.
Response: We have revised the following risk factors to remove mitigating language: · “We are dependent on a single natural gas producer...”
•	“Quicksilver, through its affiliates, will own a 75.0% limited partner interest in us...”

•	“Our partnership agreement limits our general partner’s fiduciary duties...”
We do not own all of the land on which our pipelines and facilities..., page 23
14.	We note your disclosure that you obtain the rights to construct and operate your pipelines "[o]n land owned by third parties and governmental agencies for a specific period of time.” Please expand your disclosure to briefly describe the rights you receive from third parties and governmental agencies and the specific duration of those rights.

Response: We have revised our disclosure to delete the reference to governmental agencies, since we do not obtain usage rights from such agencies. In general, we obtain standard “usage-based” easements from private third parties to construct and operate our pipelines on their land. These easements terminate after we have stopped using the easement for its specified purpose. As such, the easements are for varying durations. We have revised the disclosure accordingly. Please see page 21.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

Our partnership agreement requires that we distribute all of our available cash..., page 26
15.	We note your disclosure that you anticipate that the net proceeds of this offering will be used to “[r]eimburse Quicksilver and the Private Investors for capital expenditures previously made on [y]our behalf, to pay expenses associated with this offering, the Formation Transactions and [y]our revolving credit facility.” Please quantify the amount of proceeds that you will use to reimburse Quicksilver and the Private Investors, and the other expenses you refer to.

Response: We have revised the disclosure accordingly. Please see pages 24 and 25.
Capitalization, page 37
16.	Please revise to delete cash and cash equivalents from your tabular presentation. Capitalization generally includes long-term debt, stock and retained earnings. To the extent you believe the information is vital to an investor’s understanding of the business, you may include a discussion of cash in the liquidity and capital resources section of MD&A.

Response: We have revised the tabular presentation accordingly. Please see page 35.
Our Cash Distribution Policy and Restrictions on Distribution, page 39
Limitations on Cash distributions and Our Ability to Change..., page 39
17.	We note your disclosure in the first bullet point that you expect that your credit facility will contain material financial tests and covenants that you must satisfy in order to make distributions. Please expand your disclosure to briefly describe the expected material financial tests and covenants.

Response: We have expanded the disclosure to include a cross-reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” on page 71, as we believe that MD&A is a more appropriate place to describe the material financial tests and covenants that we expect to have in our revolving credit facility. Please see page 37.
Our Initial Distribution Rate, page 40
18.	You disclose on page 40 that the exercise of the underwriters’ option will not affect the total amount of units outstanding or the amount of cash needed to pay the initial distribution rate because if the option is exercised, an equivalent number of common

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

units will be redeemed. Please clarify and disclose from whom the units will be redeemed and whether cash will be required to redeem the shares.
Response: We have revised the disclosure to clarify that the units will be redeemed from Quicksilver using the net proceeds from any exercise of the underwriters’ over-allotment option. Please see page 38.
Quicksilver Gas Services LP, Unaudited Pro Forma Available Cash, page 43
19.	Refer to footnote (5) on page 44. The interest expense assumed should generally be the committed rate or the current rate. Please revise as appropriate indicating the basis for your assumed rate. Also you indicate the adjustment is net. To the extent interest income has been netted with interest expense, please revise to disclose the source of the interest income and show the amounts gross or expand your footnote.

Response: We acknowledge the Staff’s comment and advise you that we have not yet received a binding commitment letter from any lender in connection with the revolving credit facility, and therefore we do not yet know with absolute certainty the committed rate. However, we are engaged in discussions with a prospective banking institution that has proposed terms for the credit facility and we expect to have an executed credit agreement or binding commitment letter in place prior to circulation of any preliminary prospectuses. Upon achieving that contractual arrangement, we will have more certainty regarding the committed interest rate and will revise the prospectus accordingly. In the meantime, we have revised the footnote to clarify that the assumed interest rate is based on the current LIBOR of 5.35%, plus an assumed margin of 2.5%. We have also revised the corresponding line item in the table on page 41 to delete the word “net”. Please see pages 41 and 42.
20.	Please revise to show your capital expenditures for the year ended December 31, 2006. Assuming the offering had been consummated at the beginning of the period and Quicksilver and the private investors will no longer be making capital contributions to fund capital expenditures, show no source of cash or assume a drawdown on your credit facility if you have a commitment for funding and adjust your pro forma net cash interest expense accordingly.

Response: We have revised the table to show capital expenditures, and we have included line items for a “Long-term deposit” and for “Borrowings from credit facility”. Please see pages 41 and 42.
21.	Please revise to show the use of cash for the long-term deposit shown on your statement of cash flows at page F-10 or advise us why an adjustment for the deposit is not appropriate.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

Response: We have revised the table accordingly. Please see pages 41 and 42.

22.	Please disclose what consideration has been given to the establishment of cash reserves by the general partner.

Response: We have revised the disclosure accordingly. Please see page 37.
Statement of Forecasted Results of Operations and Minimum Estimated EBITDA, page 47
Assumptions and Considerations, page 47
23.	Please expand your disclosure regarding the increase in gathering volumes to indicate the amount associated with existing contracts in place and the amount associated with the wells Quicksilver expects to drill.

Response: We have expanded the disclosure accordingly. Please see page 46.

24.	We note on page 71 that the increase in operating and maintenance expense in 2005 was attributed primarily to the increase in number of Quicksilver wells connected to your system. Please indicate what consideration you have given to the impact of the 275 new wells Quicksilver expects to drill during the period ended June 30, 2008.

Response: We acknowledge the Staff’s comment and advise you that our operating and maintenance costs generally will not increase as new wells are connected to our system. The costs associated with connecting new wells to our system are reflected in our capital expenditures. Please see page 46 under “Capital Expenditures.” We have revised the disclosure under “Operating and Maintenance Expense” to reflect the fact that we expect our operating and maintenance costs to increase as a result of the addition of the 125 MMcf/d gas processing unit in the first quarter of 2007, and to remain relatively stable upon completion of the plant addition. Please see pages 46 and 69.

25.	Please tell us the nature of the awards to be granted under the 2007 Equity Plan. In this regard, it appears you have assumed no units from the 2007 Equity Plan will be issued or entitled to distributions. Please disclose and explain the basis for your assumptions.

Response: Because the board of directors of our general partner has not yet authorized the grant of any units under our 2007 Equity Plan, we have not yet specified an aggregate number of such units assumed to be outstanding during the forecasted period. However, we do anticipate that the board of directors may authorize the issuance of less than 100,000 units before or during the forecasted period. We view this aggregate amount of potentially awarded units as nominal in comparison to our total outstanding units, and the minimum quarterly distributions on such potentially awarded units would be quite small

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

in light of our cash to be held back for coverage. Therefore, we believe omitting an assumed aggregate number of units awarded under the plan is reasonable for purposes of our forecast. However, despite not knowing the exact amount that the board may approve for issuance under the plan, and despite our expectation regarding the relative amount of unit awards, in order to construct a conservative forecast, we have included approximately $250,000 of non-cash expense attributable to unit awards under such plan. Please see our disclosure appearing in the last sentence under the caption “General and Administrative Expense” on page 46. In formulating our assumption regarding the aggregate amount of units that might be outstanding during the forecasted period, we considered our projected aggregate equity capitalization and comparable equity compensation levels at other similar public companies. Also, we are in the process of refining this assumption based on consultation with an independent consultant who specializes in compensation matters. Please see our disclosure beginning on page 91 under the caption “2007 Equity Plan” for a discussion of the nature of the awards to be granted under this plan.

26.	You indicate that $27.0 million is estimated for capital expenditures associated with additional well connects to the pipeline and partial construction of both the Lake Arlington Dry System and Hill County Dry System. Please revise to disclose the amount estimated for construction and the amount estimated for well connects. Also, please disclose the amount estimated for the second interconnect referred to on page 2 and clarify if this expenditure is included in your estimate of $49.5 million.

Response: We have revised the $27.0 million figure down to $22.2 million, which is the amount we currently expect to expend in connection with the additional well connections to our Cowtown Pipeline. Also, we have revised our disclosure to clarify that we expect to incur costs of $3.9 million associated with the construction of the Lake Arlington Dry System and costs of $0.9 million in connection with construction of the Hill County Dry System. The amount estimated for the second interconnect referred to on page 2 is not included in the $49.5 million estimate, because that interconnection is scheduled to be completed in the first quarter of 2007. Please see page 46.

27.	Please revise to clarify the amount of expense associated with the additions to the pipeline resulting from the new wells that Quicksilver expects to drill. If 275 new wells are expected to be drilled by Quicksilver and you estimated an average cost of $150,000 for each new well connect, it appears over $40.0 million would be needed for capital expenditures before consideration of construction costs for the Lake Arlington Dry System and Hill Country Dry System.

Response: We acknowledge the Staff’s comments and we advise you that while we expect Quicksilver to drill 275 new wells in the 18-month period between January 1, 2007 and June 30, 2008, we expect only 193 wells to be drilled during the 12-month

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

period ending June 30, 2008. We have revised the disclosure to clarify what amounts we expect to be associated with (i) the additions to the pipeline resulting from the new wells that Quicksilver expects to drill, (ii) the construction costs for the Lake Arlington Dry System, and (iii) the Hill County Dry System. Please see page 46.

28.	Please disclose the basis for your estimated average debt level. Based on your $50.0 million draw at the time of the transaction and estimated capital expenditures, it would appear that the average debt level would be higher.

Response: We acknowledge the Staff’s comment and we have revised the disclosure to reflect an estimated average debt level of $74.8 million. Please see page 47.
Provisions of Our Partnership Agreement Relating to Cash Distributions, page 52
Intent to Distribute the Minimum Quarterly Distribution, page 52
29.	Where you discuss your cash distribution policy, as in this section, please revise to state what you “will” pay instead of what you “expect” or “intend” to pay.

Response: We have revised the disclosure accordingly. Please see pages 38 and 50.
Management’s Discussion and Analysis of Financial Condition and Results..., page 66
30.	Please confirm that you do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

Response: We confirm that we do not have any off-balance sheet arrangements, and we have revised our disclosure accordingly. Please see page 72.
Business, page 76
Business Strategies, page 77
31.	We refer you to your disclosure under “Pursuing midstream acquisitions.” Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses.

Response: We have expanded the disclosure to discuss our acquisition strategy and factors we will consider in deciding whether to acquire complementary businesses. Please see page 75.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

Competitive Strengths, page 78
32.	We note your disclosure in this section highlighting what you believe to be your competitive strengths. For balance, please disclose any disadvantages, challenges or weaknesses regarding any aspect of your business operations.

Response: We have revised the disclosure to include a paragraph summarizing certain disadvantages, challenges and weaknesses that we face as a business. Please see page 76.
Industry Overview, page 78
Overview of the Forth Worth Basin, page 80
33.	We note that your disclosure in this section contains conclusory statements or statistical information. Please note that the source(s) of statistical data or similar types of disclosure should be disclosed in your prospectus. In this regard, if all of the statistical information was provided by W.D. Von Gonten & Company, please clearly state that this is the case. Please revise here and throughout your prospectus as necessary.

Response: The list attached hereto as Annex A references the documentary evidence substantiating various conclusory statements that we make and statistical information that we use in the prospectus. In addition, we have revised our disclosure throughout the “Business” section to clearly state the source of statistical information.
Competition, page 83
34.	Please expand your disclosure to discuss your competitive position within your industry in the Fort Worth Basin. See Item 101(c)(1)(x) of Regulation S-K.

Response: We have revised the disclosure accordingly. Please see page 81.
Management, page 89
35.	Please revise the business experience description of Thomas F. Darden to more clearly describe his business experience for the past five years, including his positions, employers and the relevant dates.

Response: We have revised the disclosure accordingly. Please see page 88.
36.	Clarify how much of their professional time the executive officers of the general partner will devote to the business of the registrant.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

Response: We have revised the disclosure to clarify the estimated amount of their professional time the executive officers of the general partner will initially devote to our business for the twelve months ending June 30, 2008. We advise the Staff that this percentage is only an estimate and, moreover, that the percentage may increase or decrease in future periods as our business develops. Please see page 87.
Certain Relationship and Related Party Transactions, page 95
37.	Please disclose the value of the assets that Quicksilver and its subsidiaries and the private investors will contribute to you relative to the value of the distributions and payments to be made to them in connection with your formation.

Response: We have revised the left side of the table under the heading “Formation Stage” to set forth the net book value of the assets and liabilities that Quicksilver and its subsidiaries and the private investors are contributing to us. Please see page 93.
Experts, page 144
38.	Please provide the consent of the independent petroleum consulting firm, Schlumberger Data and Consulting Services, as required by Item 601 of Regulation S-K. See also Rule 436 of Regulation C.

Response: We have provided the consent of the independent petroleum consulting firm as Exhibit 23.2 to the Registration Statement, as required by Item 601 of Regulation S-K. We have also revised the Exhibit Index to include a reference this consent. Please see page II-2.
Quicksilver Gas Services LP
Unaudited Pro Forma Combined Financial Statements, page F-2
39.	We note you expect to have borrowing capacity under a revolving credit facility following the closing of the offering. It is not evident how the pro forma adjustments based on your expectations are factually supportable under Article 11 of Regulation S-X. Please advise and disclose if true, that you have received a commitment from the lender for this facility for the amounts and terms disclosed.

Response: Although we have not yet received a binding commitment letter from any lender in connection with the revolving credit facility, we are engaged in discussions with a prospective banking institution that has proposed terms for the credit facility and we expect to have an executed credit agreement or binding commitment letter in place prior to circulation of any preliminary prospectuses and marketing of our common units. The

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

amounts currently shown in the pro forma adjustments to the unaudited pro forma combined financial statements are based on estimates following initial discussions with this lender. We will refine these estimates once we have an executed credit agreement or binding commitment letter in place.

40.	Please revise adjustment (g) to reflect interest at the current rate or rate for which you have a commitment.

Response: We acknowledge the Staff’s comments and advise you that we have not yet obtained a binding commitment letter or definitive credit agreement from any lender with respect to the revolving credit facility. We expect to have an executed credit agreement or binding commitment letter in place prior to printing preliminary prospectuses and marketing our common units. The interest expense line item is based on an estimated interest rate of 7.85% (the current LIBOR rate of 5.35%, plus an assumed margin of 2.50%). We will refine these estimates once we have an executed credit agreement or binding commitment letter in place.
Quicksilver Gas Services Predecessor
Combined Statements of Cash Flows, page F-10
41.	Please explain the basis for your classification of the change in accounts receivable-parent as an investing activity. Paragraph 22(a) of SFAS 95 requires that cash inflows from the sales of services or goods be classified as an operating cash flow. The sale of services to the parent and collection of those receivables would appear to be appropriately classified in operating activities. Please advise or revise as appropriate.

Response: Quicksilver Resources Inc., as parent of the predecessor of Quicksilver Gas Services, has provided a centralized cash management function for that predecessor. Quicksilver Resources has collected all cash for sales by Quicksilver Gas Services and deposited these collections into Quicksilver Resources’ bank account. Similarly, Quicksilver Resources has made all disbursements from Quicksilver Resources’ checking account for Quicksilver Gas Services’ expenses. We consider the deposit or disbursement of cash into or from Quicksilver Resources’ bank account as cash flows of Quicksilver Gas Services. Receivables from its parent are considered loans, and therefore, we believe that changes in the receivables from its parent should be presented as investing activities in the statement of cash flows. Paragraphs 15 — 17 of SFAS No. 95 define cash flows from investing activities to include payments and receipts related to making and collecting loans. The effect of the increase in the receivable from Quicksilver Resources is that Quicksilver Resources obtained the use of Quicksilver Gas Services’ cash during the period presented. We believe that the presentation as an investing activity is consistent with SFAS No. 95. We anticipate that following the

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

closing of the offering that Quicksilver Gas Services will settle all intercompany balances each month. Therefore, the current presentation is also most consistent with the anticipated future cash flow results.
Note 1. Description of Business and Basis of Presentation, page F-12
42.	Please expand your disclosure to identify the entities comprising QGS Predecessor. See Rule 3A-03(a) of Regulation S-X.

Response: We have expanded the disclosure accordingly. Please see page F-12.
Note 3. Property, Plant, and Equipment and Asset Retirement Obligations, page F-15
43.	Disclose the fair value of any assets legally restricted for purposes of settling the asset retirement obligations. See paragraph 22 of SFAS 143.

Response: We have revised the disclosure accordingly. Please see page F-15.
Note 4. Related Party Transactions, page F-15
44.	We note the net change in parent advances reflected in the Combined Statements of Net Parent Equity. Please include disclosure of the financing arrangements with the parent. If advances were made without interest charges, please state that fact. In this connection, where an interest charge on intercompany debt has not been provided, appropriate disclosure would include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is presented. The analysis of the intercompany accounts should include a listing of transactions (e.g., the allocation of costs, intercompany purchases, and cash transfers between entities) for each period for which an income statement is presented, reconciled to the intercompany accounts reflected in the balance sheets. Please refer to SAB Topic 1.B.

Response: The net change in parent advances reflects only the contributions by Quicksilver Resources Inc. to fund property, plant and equipment additions. There were no interest charges. We have changed the title of the line item on the Combined Statements of Net Parent Equity to “Net change in parent contributions” to better describe the nature of the amount. Please see page F-11.
45.	Please advise us of the nature of the items comprising the net parent accounts receivable on the balance sheet and expand your disclosure to include a reconciliation as appropriate.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

Response: The net parent accounts receivable is the end result of the cash management activities performed by Quicksilver Resources Inc. for QGS Predecessor. The net amount reflects the cumulative result of the settlement of revenue, expense, contribution and disbursement transactions at period end and is considered to be a deposit in Quicksilver Resources’ centralized cash management arrangement. Please see our response to comment 41 and the table appearing on page F-16.
Signatures, page II-4
46.	Please have your principal accounting officer or controller sign the registration statement in this capacity. See Instructions for signatures to Form S-1.

Response: We have revised the signature page accordingly and have obtained the signature of D. Wayne Blair as Vice President and Chief Accounting Officer (Principal Accounting Officer) of the general partner pursuant to the Instructions to Form S-1. Please see page II-4.
Exhibits
47.	Please file all required exhibits with enough time for us to review them before requesting effectiveness. We may have further comments after reviewing this information.

Response: We acknowledge the Staff’s comments and will undertake to file all required exhibits in a timely manner so that the Staff may have time to review them before we submit our request that the Registration Statement become effective.
* * * *

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2007

     We are filing this letter and Amendment No. 1 to the Registration Statement today via EDGAR.
     If you have any further comments, please contact the undersigned by telephone at (817) 665-4939 or by fax at (817) 665-5004, with a copy to Michael O’Leary of Andrews Kurth LLP, by fax at (713) 238-7130. We thank you in advance for your prompt consideration of our responses.

Very truly yours,

QUICKSILVER GAS SERVICES LP

By:	QUICKSILVER GAS SERVICES GP LLC,
its general partner

By:	/s/ John C. Cirone

John C. Cirone
Enclosures

cc:	Kurt Murao, SEC
Michael Moran, SEC
Donna DiSilvio, SEC
Ellie Quarles, SEC
G. Michael O’Leary, Andrews Kurth LLP
Henry Havre, Andrews Kurth LLP
D. Alan Beck, Jr., Vinson & Elkins L.L.P.
Alan P. Baden, Vinson & Elkins L.L.P.